EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio amounts, unaudited)

                                              24 Weeks Ended
                                             6/14/97  6/15/96
Earnings:

Income before income taxes.......             $1,735   $1,458

Joint ventures and minority
 interests, net..................                 23       13

Amortization of capitalized
 interest........................                  2        2

Interest expense.................                252      282

Interest portion of rent
 expense (a).....................                 80       77

Earnings available for fixed
 charges.........................             $2,092   $1,832


Fixed Charges:

Interest expense.................             $  252      282

Capitalized interest.............                  4        7

Interest portion of rent
  expense (a)....................                 80       77

  Total fixed charges............             $  336   $  366

Ratio of Earnings
 to Fixed Charges (b)............               6.23     5.01

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

(b) Included $157 net gain and a $26 charge in the 24 weeks ended June 14, 1997 and June 15, 1996, respectively, (see Note 2) related to unusual items. Excluding these items, the ratio of earnings to fixed charges for the 24 weeks ended June 14,1997 and June 15, 1996 would have been
     5.76 and 5.08, respectively.







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